UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-203760, 333-203760-01

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	11-2534306
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

HARMAN FINANCE INTERNATIONAL, S.C.A.

(Exact name of registrant as specified in its charter)

Luxembourg	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

400 Atlantic Street, Suite 1500

Stamford, CT 06901

(203) 328-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2.000% Senior Notes due 2022

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value

Rights to Purchase Preferred Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

2.000% Senior Notes due 2022:	1

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: March 31, 2017	Harman International Industries, Incorporated

	By:	/s/ Todd A. Suko
	Name:	Todd A. Suko
	Title:	Executive Vice President and General Counsel

Harman Finance International, S.C.A.

Acting through its general partner, Harman Finance International GP S.à r.l.

	By:	/s/ Todd A. Suko
	Name:	Todd A. Suko
	Title:	Class A Manager